UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32837

North American Insurance Leaders, Inc.

(Exact name of registrant as specified in its charter)

885 Third Avenue, 31st Floor

New York, NY 10022

(212) 319-9407

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock, $0.0001 par value per share, and one Warrant

Common Stock, $0.0001 par value per share

Warrants to purchase shares of Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g−4(a)(1)	☒
Rule 12g−4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Units: 0
Common Stock: 7
Warrants: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, North American Insurance Leaders, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 28, 2008	By:	/s/ Paula S. Butler
Name:	Paula S. Butler
Title:	Executive Vice President